INVEST IN **BENJAMIN CAPITAL PARTNERS, INC**

Banking made for merchant rewards with a community


Benjamin
Merchant
Mobile App
FAQ
Club
Banking made for merchant rewards
Performance-based, no credit check, free banking for merchants & consumers.
Check your position
STARBU
Starbucks
$10,358.00

benjaminone.com New York NY

Technology | Software | Fin Tech | B2B | Finance

LEAD INVESTOR



Rene Astrom

I have invested in Benjamin Capital because it represents a combination of entrepreneurship, thinking outside the box and combining technologies to create new products and platforms to make banking, marketing, merchants and customers benefit of each other. Free Banking combined with powerful engagement tools and proprietary technology to leverage power of major payment networks turning cards in to universal loyalty coalition offers true value for businesses and customers. As a long-time entrepreneur as Erno, he shares my values. I think he will make this one of the big ones.

Invested $5,000 this round & $5,000 previously

Highlights

1. Founders have deep industry experience
2. Waitlist of 4k (7.5k now) users in just 10 days
3. Built by founders who've had success in this specific industry
4. 10M out of 32M SMBs in the U.S want digital banking - $60B market opportunity!
5. ≣Changing how merchants acquire & engage with customers via unique reward community

Our Team

Our Team



Erno Tauriainen CEO & Founder

Erno has 10 years in the cash back industry, with his prior startup SPENT App processing a total of $3B GTV, and raising $15M in capital. Prior to this, Erno has long merchant background and he is an ex-athlete, hockey player.

Built one of the top cash back consumer products before this and in the end, we worked we banks and credit unions which made me realize that there is a great opportunity to build our own bank for this use case.



Shlomi Haybi Advisor

Shlomi is a serial entrepreneur who has build half a dozen startups with couple of exits and great successes. Shlomi's main focus is to lead the company business strategy & strategic partnerships.



Jaakko Hyttinen CMO, co-founder

Jaakko is passionate startup founder, growth hacker, digital marketer who can also build websites and other content. He is the man behind Benjamin's waitlist growth!

Reward community with free banking + tools to get more customers, for the first time in the industry!


Fully-featured 100% free banking
Accounts
Cards
VISA
Payments
Lending
- Individual accounts
- Business accounts
- Physical and virtual cards
- Mobile wallet
- ACH, direct deposit
- Send funds
- Lending
- Support
- No minimum deposit
- No overdraft fees
- No monthly fees
- No fees for ACH or wires
Benjamin

1. No credit check, free banking for merchants & their customers

2. Simplified, banking-powered reward platform & community

3. Card-linked offer tools with partner network of more than 10 million consumers


SIMPLE.
1. Card-linked offers
2. Cash back
3. Virtual punch cards
4. One-off deals
Benjamin
App
Merchant
FAQ
Join the waitlist
Set Up Your Campaign
Benjamin for businesses
Spending that makes you money

> *Benjamin is revolutionising the merchant rewards industry, and I should know. In a previous life, I built one of the top cash back consumer products, SPENT.*
>
> *During my time at SPENT, we had over 1M merchants in our network, over $15M raised from traditional investors and had transacted over $3B in transactions.*
>
> *My two biggest findings were that #1 rewards uplift merchant revenues significantly and #2 consumers love cash back - they engage. It's not a surprise industry has grown so fast.*

> *Forget coupons and codes. Just swipe your card - that's how easy this is.*
>
> *We worked directly with banks and credit unions which led me to think there was another path. Why not build our own bank for merchants' rewards?*
>
> *--Erno, CEO & Founder*



Solving big problems
in business banking
· Banks offer no tools or community
to get more customers
· Rewards are limited to credit card
· Average business pays $1,745
in banking fees per year
· 10M/32M SMBs want digital banking
· $60B addressable market
· $10B+ cash back market
· 22% moving money to neobanks
to get cash back or rewards
Benjamin

1. Banks offer no tools or community to get more customers

2. Rewards are limited to credit card cash back

3. Business banking is expensive, on average fees paid $1,745 annually by SMB



We are building a financial banking platform that rewards you and your business from paying with our debit card.
VISA



Banking made to get more customers
Ideal customer profile
SMB Merchant
Selling products or services to consumers on regular basis
Free business banking
Invite customers to offer community
Customers get your-branded VISA cash back card
Universal rewards & referrals
STARBUCKS
Unlimited cash back [~2%] worldwide
Merchant-funded cash back [~30%] million locations
Benjamin



5 reasons why merchants want this
Benjamin Capital
Merchant brand
1. Free banking, unlimited cash back


Benjamin Franklin
VISA
2. New customers
3. Keep existing customers
4. Build brand awareness with branded VISA
5. Get more revenue
Zero risk. 100% performance-based.
Benjamin

Unique reward community with customer engagement tools is the real magic for merchants!

1. Merchants generate SMS-number and invite customers to community

2. 1-to-1 or 1-to-many communication via text messages

3. Create and run card-linked offers in minutes, only pay for revenue made
-> card-linked offer technology turns ANY existing debit or credit card into reward card

4. Tap into Benjamin partner network for more potential buyers; 10M+ people


Card-linked offer tools
Benjamin Capital
Benjamin Franklin
VISA
Turn all debit & credit cards to receive rewards
- Self-serve tools for merchant
- Campaign in minutes
- Intelligent targeting
Card-linked offers
- Free distribution to partner network
- You set the reward $ or %
- Audience of 10M+
Real-time tracking
- No coupons, codes - just a card swipe
- No POS integration
- Token ID
- Expiry + last 4 digits
- Country of issue, card brand
- Merchant name, ID, location
- Value, timestamp
Developer
Transaction
Cardholder
Merchant
Create campaign
Target your audience
Benjamin


$10 358.00
VISA
Spending that makes you money
With us you can both earn money and save
Join the waitlist


Benjamin


Free checking account and debit card
With us you can don't have to pay anything from banking services or debit cards.
DEBIT VISA
CVV 123
DEBIT VISA


Benjamin
You've just received a cash back from McDonald's!
Today's Best deals
Walmart

Benjamin also has built-in merchant-funded cash reward offers for businesses and consumers to earn cash back. From day one including +100,000 national brand locations, 50,000 restaurants, 900,000 hotels and thousands of online stores - altogether over million locations with cash back up to 30%!


Business model
Benjamin VISA
1.00%
$3,500 monthly spending
Our revenue is $35
Reward campaigns
3.00%
$3,500 monthly sales
Our revenue is $50
Cash back
$2,500 monthly spending
Our revenue is $50
Benjamin

*Forward-looking projections can't be guaranteed.

We make money three ways

1. Interchange fee (1%) when merchant OR their customer pays with Benjamin-issued card

2. Marketing fee (3%) when merchant runs card-linked offers powered by us

3. Commission (Up to 15%) when merchant OR their customer spend in our network

Go to market strategy

1. MVP launch in 2022 - limited feature set for merchants
2. Banking features and full scale marketing 2023
3. Scaling to $30M+ revenue in 2024



Go to market strategy
MVP | 2022
Merchant CLOs community
First customers
First partners
$25K revenue
Banking | 2023
Roll out banking features
Ramp up marketing
Major partnerships
$250K MRR
Scaling | 2024
Credit products
Scale all marketing
More partners, bigger
$2.8M MRR

Note: Forward looking projections can't be guaranteed.

Benjamin's ecosystem is built viral. Merchants can invite their customers and brands, brands can invite their merchants and retail and consumers can invite friends, influencers can invite their followers and and both can invite their favourite merchants. Sending invitations in built-in to the products making it easy and intuitive to send invitations.

Benjamin's "shared rewards" are unique. Users can see what offers are trending and Venmo-type social feed to see how invited friends and followers are earning rewards - save these offers for themselves and get notified to go shopping when nearby.



Shared rewards
$62,857
Discover trending merchants & offers
See where others earn
Save offers to your lists for reminders
Benjamin



Invite friends, followers & merchants
Nearby offers & social feed
See where your followers are earning
Add to list (Or just share)
Share offer to your followers
$13.00


Benefits
1 Get a push-reminder of saved offers at approximity
2 Post sharing, earn 10% commission when friends buy
Benjamin

Sharing and discovering offers from merchants, friends and followers are intuitively found in the app via notifications reminding users what is happening in the network.

Numbers

Year	MRR	ARR	#Merchants	#Consumers	Merchant/Mo.	Consumer/Mo.
2022	$4K	$25K	500	4,000	$48	$1.80
2023	$250K	$3M	10,000	40,000	$50	$1.95
2024	$2.8M	$34M	50,000	600,000	$70	$2.50

#signing bonus #affiliate #referral #viral product
#digital marketing #PR
#ISOs #marketplaces

CAC $200 with LTV $1,000+


Cash balance with revenues (please ask for full financial plan)

Benjamin

Note: Forward looking projections can't be guaranteed.

Benjamin's unit economics are great, the cost to acquire customers (merchants) is around $200 and they start making us $50+ revenue every month making the LTV $1,000+

We earn $50-$150 per merchant monthly and on average $2 from each customer they invite to Benjamin community.

> ***First full year targeting to $250K MRR, and second year targeting $3M MRR with double-digit growth.***

We are competing against other neobanks mainly, but also merchants to shift their advertising dollars from CPC,CPM to reward-based marketing.

Competitive landscape

Benjamin
citibank
Brex
chime
Meta

	Benjamin	Commercial banks	Business neobanks	Consumer neobanks	Ad platforms
Business banking $0	✔	-	✔	-	-
Consumer banking $0	✔	-	-	✔	-
Card-linked offers	✔	-	-	✔	-
Merchant-branded VISA	✔	-	-	-	-
B2C Cash back	✔	-	-	✔	-
B2B Cash back	✔	✔	✔	-	-

Second Round Founders





Erno Tauriainen
Founder & Ceo
10+ years in the cash back industry
SPENT App $3B GTV, $15M capital
Product & vision
Athlete background
Shlomi Haybi
Active advisor
Several startups
Exit (Jeeng)
MarTech expert
Jaakko Hyttinen
Marketing
Growth hacking
Digital marketing
Experience in DOOH
Startup founder
Web UI / UX
TEPPO HUDDSON
Technical architect (CTO)
Helsinki born & London educated Product Architect.
Benjamin

Our team is very experienced and we have built great companies in the past. We have a full design and engineering team working remotely with an efficient cost structure.

Our biggest asset is the team and exceptional founders who have the right mindset, experience, expertise and network. We are the reason why Benjamin is already gaining significant traction and will be a success story!

EXCLUSIVE EARLY-BIRD LIMITED EDITION CARDS

1,110 cards ONLY ever to be issued with extra perks, up to 1.95% cash back + 30% referral, unlimited. See "perks" section for all detailed information.



Club Benjamin
★ 1,110 exclusive member-only VISA debit cards
★ Metal card, with unlimited cash back & perks
★ Limited quantity, only available now upon investment*
Card | Investment | Quantity | Perks
Owner | $300 | 500 | 1.25% + 12%
Gold | $500 | 400 | 1.50% + 15%
Platinum | $1,500 | 400 | 1.75% + 20%
Black | $5,000 | 35 | 1.85% + 25%
Diamond | $10,000 | 25 | 1.95% + 30%
*Wefunder community round @$7.5m -20% up to $250k
% = referral earning
VISA
Benjamin

Downloads

Benjamin Pitch Deck.pdf